Exhibit (d)(1)

EXECUTION VERSION

Put and Call Option Agreement

PureTech Health plc

the Company

Jefferies International Limited

Jefferies

In relation to Ordinary Shares of PureTech Health plc

20 May 2024

Contents

1.	Interpretation	2

2.	Tender Offer	6

3.	Put and Call Option	6

4.	Settlement	7

5.	Pricing	11

6.	US Broker-Dealer Affiliate	11

7.	Tender Offer Materials	11

8.	Warranties and Undertakings	12

9.	Termination Notice or Notice to Proceed	17

10.	Notices	18

11.	General	19

Schedule

1.	Put Option Exercise Notice	21

2.	Call Option Exercise Notice	22

3.	Clause 9.1 Letter	23

THIS AGREEMENT is made on 20 May 2024

BETWEEN:

(1)	PURETECH HEALTH PLC (No. 09582467) whose registered office is at C/O TMF Group, 13th Floor, One Angel Court, London, United Kingdom, EC2R 7HJ (the Company); and

(2)	JEFFERIES INTERNATIONAL LIMITED (No. 01978621) whose registered office is at 100 Bishopsgate, London, United Kingdom, EC2N 4JL (Jefferies).

RECITALS:

(A)	The Company is proposing to undertake a return of capital to its Shareholders by way of a tender offer for an amount of up to US$100 million at a fixed Tender Price of 250 pence per Ordinary Share.

(B)

Jefferies intends to make, as principal, an invitation to Shareholders to tender Ordinary Shares (including Ordinary Shares represented by ADSs) to Jefferies on the terms and conditions set out in the Circular and, in the case of Ordinary Shares in certificated form only, the Tender Form.

(C)

This agreement documents the terms agreed between the Company and Jefferies on which (i) Jefferies agrees to carry out the Tender Offer as principal; (ii) the Company agrees to grant Jefferies an option for Jefferies to require the Company to acquire from Jefferies up to 33,500,000 Ordinary Shares; and (iii) Jefferies agrees to grant the Company an option for the Company to require Jefferies to sell up to 33,500,000 Ordinary Shares to the Company, such Ordinary Shares in the case of (ii) and (iii) having been acquired by Jefferies as principal pursuant to the Tender Offer.

(D)

The Tender Offer is being carried out by Jefferies outside the United States and by Jefferies LLC in the United States on the terms and conditions set out in the Circular and this agreement and, in the case of Ordinary Shares in certificated form only, the Tender Form.

NOW THE PARTIES AGREE AS FOLLOWS:

1.	Interpretation

1.1	In this agreement, the following expressions shall have the respective meanings set out below, unless the context otherwise requires:

Account has the meaning given to such term in clause 4.8(a);

ADS Closing Date means 18 June 2024, unless extended in accordance with paragraph 2.23 of Part V of the Circular and paragraph 3 of Part VIII of the Circular;

ADSs means American Depositary Shares, each representing 10 Ordinary Shares;

Applicable Law and Regulation has the meaning given to it in clause 8.1(e)(i);

affiliate shall have the meaning provided under Rule 501(b) of Regulation D under the US Securities Act of 1933, as amended;

Announcement Date means the date on which the Tender Offer Results Announcement is released, being two Business Days following the Unconditional Date, expected to occur on 24 June 2024;

Announcement Time means 7.00 a.m. on the Announcement Date;

Business Day means any day on which banks are generally open in London, United Kingdom and New York, United States for the transaction of business, other than a Saturday or Sunday or public holiday;

Call Option has the meaning given to it in clause 3.1(b)(ii);

Call Option Exercise Notice has the meaning given to it in clause 3.3;

Call Option Period has the meaning given to it in clause 3.3;

Circular means the circular to be sent to Shareholders dated 20 May 2024;

Closing Timetable means the closing timetable agreed between the parties;

Completion has the meaning given to it in clause 4.1;

CREST means the paperless settlement system administered by Euroclear UK and International Limited;

Deposit Agreement has the meaning given to it in clause 4.3;

Depositary has the meaning given to it in clause 4.3;

Engagement Letter means the engagement letter between Jefferies and the Company dated 19 May 2024;

Exchange Act means the US Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

Funds Date means the date being two Business Days prior to the Announcement Date, expected to occur on 20 June 2024;

Funds Release Time has the meaning given to such term in clause 4.10;

General Meeting has the meaning given to it in the Circular;

Group means the Company and its subsidiary undertakings (as such term is defined in section 1162 of the Companies Act 2006) from time to time, and all of them and each of them as the context admits and Group Company means any one of them;

Jefferies Group means Jefferies and each person who controls Jefferies within the meaning of the US Securities Act of 1933, as amended, or the Exchange Act and each of Jefferies’s or any such person’s respective affiliates, subsidiaries, branches, associates and holding companies and the subsidiaries of any such affiliates, subsidiaries, branches, associates and holding companies;

Letter of Transmittal means the Letter of Transmittal issued with the Circular to registered ADS holders in connection with the Tender Offer;

London time means the time in London in the United Kingdom;

Maximum Amount has the meaning given to it in clause 4.7;

NYC time means the time in New York City in the United States;

Ordinary Share Closing Date means 20 June 2024, unless extended in accordance with paragraph 2.23 of Part V of the Circular;

Ordinary Shares means the ordinary shares of one pence each in the capital of the Company, including ordinary shares represented by ADSs;

Own Account has the meaning given to such term in clause 4.10;

Put Option has the meaning given to it in clause 3.1(b)(i);

Put Option Exercise Notice has the meaning given to it in clause 3.2;

Put Option Period has the meaning given to it in clause 3.2;

Receiving Agent means Computershare Investor Services PLC;

Relevant Ordinary Shares has the meaning given to it in clause 4.3;

Required Amount means an amount equal to the lower of (a) the Maximum Amount; and (b) the maximum aggregate consideration payable for the Tendered Shares, as calculated in accordance with clause 5;

RIS means one of the regulatory information services authorised by the Financial Conduct Authority to receive, process, and disseminate regulated information from listed companies;

Schedule TO means the Tender Offer Statement on Schedule TO be filed with the US Securities and Exchange Commission in connection with the Tender Offer pursuant to the requirements of Rule 13e-4 under the Exchange Act;

Shareholders means the holders of Ordinary Shares or ADSs from time to time, as applicable;

Tax or Taxes means all taxes, and all levies, imposts, duties, charges or withholdings in the nature of taxation, whether of the United Kingdom or elsewhere and wherever imposed, together with all penalties, charges, surcharges and interest relating to any of the foregoing and regardless of whether chargeable directly or primarily against or attributable directly or primarily to a Group Company, a member of the Jefferies Group or any other person;

Tax Authority means any taxing or other authority competent to impose, administer or collect any liability in respect of Tax or responsible for the assessment, administration and/or collection of Tax or enforcement of any law in relation to Tax, whether of the United Kingdom, the United States, a member state of the European Union or elsewhere;

Tender Agency Agreement means the tender agency agreement executed between the Company and Citibank, N.A. pursuant to which the Company has retained Citibank, N.A. to act as tender offer agent in connection with the Tender Offer;

Tender Conditions means the terms and conditions of the Tender Offer set out in Part V and Part VIII of the Circular and, in the case of Ordinary Shares in certificated form only, the Tender Form;

Tender Form means the form to be enclosed with the Circular for use by Shareholders who hold Ordinary Shares in certificated form in connection with the Tender Offer;

Tender Offer means the invitation by Jefferies to eligible Shareholders to tender Ordinary Shares to Jefferies at the Tender Price on and subject to the Tender Conditions;

Tender Offer Amount has the meaning given to such term in clause 4.10;

Tender Offer Materials has the meaning given to it in clause 7.1(a);

Tender Offer Results Announcement means the announcement to be released by or on behalf of the Company setting out the results of the Tender Offer;

Tender Price means 250 pence per Ordinary Share;

Tendered Shares means the Ordinary Shares which are validly tendered by Shareholders in accordance with the Tender Conditions;

Transfer Taxes means all stamp duty, stamp duty reserve tax, documentary registration, issue, transfer, notarial and other similar duties or Taxes (including related costs, interest and penalties) whether imposed or payable in the United Kingdom, the United States or any other jurisdiction;

Unconditional Date means the date on which the Unconditional Time occurs;

Unconditional Time shall be, subject to the satisfaction or (in accordance with these terms and conditions) waiver, where applicable, of the Tender Conditions referred to in paragraph 2.1 of Part V of the Circular, 1:00 p.m. on the Ordinary Share Closing Date (unless the Tender Offer is extended);

US or United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

US Offer has the meaning given to it in clause 6; and

VAT means value added tax as charged under the Value Added Tax Act 1994 (and any legislation or regulations supplemental thereto) and any other similar value added, goods and service, sales or turnover tax levied, imposed or payable within any member state of the European Union, the United States or elsewhere.

1.2	Except where the context otherwise requires, words and expressions used but not defined in this agreement shall bear the same meaning as given to them in the Circular.

1.3	In this agreement, unless otherwise specified, reference to:

(a)	includes and including shall mean including without limitation;

(b)	a party means a party to this agreement and includes the successors in title to that party;

(c)

a person includes any person, individual, company, firm, corporation, government, state or agency of a state or any undertaking or organisation (whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists);

(d)

a statute or statutory instrument or any of their provisions is to be construed as a reference to that statute or statutory instrument or such provision as the same may have been before or after the date of this agreement amended or re-enacted (provided that no modification subsequent to the date of this agreement shall increase or extend the liability of any party under this agreement);

(e)

Recitals, clauses, paragraphs, or Schedules are to Recitals, clauses and paragraphs of and Schedules to this agreement. The Schedules form part of the operative provisions of this agreement and references to this agreement shall, unless the context otherwise requires, include references to the Recitals and the Schedules;

(f)	headings to clauses and paragraphs are included for convenience only and shall be disregarded in the interpretation of this agreement;

(g)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders; and

(h)	the time of day is reference to time in London, England.

2.	Tender Offer

The parties hereby agree that Jefferies will carry out, as principal (and not as agent, nominee or trustee), the Tender Offer in accordance with the Tender Conditions and the terms of this agreement, and that all Tendered Shares shall be acquired by Jefferies as principal on the London Stock Exchange by means of on-market purchases only and not by Jefferies LLC or any other affiliate of Jefferies.

3.	Put and Call Option

3.1	Subject to:

(a)	the Tender Offer becoming unconditional in all respects and not being terminated or withdrawn in accordance with this agreement or the Tender Conditions; and

(b)	Jefferies being registered within CREST as the holder of the Tendered Shares purchased by it under the Tender Offer:

(i)	the Company hereby grants to Jefferies an option to require the Company to purchase the Tendered Shares from Jefferies (the Put Option); and

(ii)

in the event that Jefferies does not deliver a Put Option Exercise Notice during the Put Option Period, Jefferies hereby grants to the Company an option to require Jefferies to sell the Tendered Shares to the Company (the Call Option), in each case, pursuant to the terms of this agreement.

3.2

Subject to clause 3.4, notice to exercise the Put Option may be given at any time following Jefferies being registered within CREST as the holder of all (but not part only) of the Tendered Shares and during the period commencing at the Announcement Time (or such other time or date as the parties agree) and ending at 5:00 p.m. (London time) on the Announcement Date (or such other time or date as the parties agree) (the Put Option Period) in respect of all (but not part only) of the Tendered Shares, by way of written notice from Jefferies to the Company in the form set out in Schedule 1 to this agreement (the Put Option Exercise Notice). For the avoidance of doubt, any announcement by, or on behalf of, the Company of the number of Tendered Shares prior to the General Meeting shall not constitute the Tender Offer Results Announcement. A Put Option Exercise Notice given in accordance with this clause 3.2 shall constitute a binding commitment on Jefferies to sell the Tendered Shares and on the Company to purchase the Tendered Shares.

3.3

Subject to clause 3.4, notice to exercise the Call Option may be given at any time during the period commencing from the end of the Put Option Period (or such other time or date as the parties agree) and ending at 5:00 p.m. (London time) on the first Business Day following the Announcement Date (or such other time or date as the parties agree) (the Call Option Period) in respect of all (but not part only) of the Tendered Shares, by way of written notice from the Company to Jefferies in the form set out in Schedule 2 to this agreement (the Call Option Exercise Notice). A Call Option Exercise Notice given in accordance with this clause 3.3 shall constitute a binding commitment on the Company to purchase the Tendered Shares and on Jefferies to sell the Tendered Shares.

3.4

Following service of a Put Option Exercise Notice pursuant to clause 3.2 or a Call Option Exercise Notice pursuant to clause 3.3, no further Put Option Exercise Notice or Call Option Exercise Notice may be served.

4.	Settlement

4.1

Completion of the sale and purchase of the Tendered Shares pursuant to the exercise of the Put Option or the Call Option (as applicable) (Completion) shall occur as soon as is reasonably practicable following completion of the steps referred to in clause 4.2, the exercise of the Put Option or the Call Option (as applicable) and in accordance with the Closing Timetable.

4.2	The Company shall procure that the Receiving Agent:

(a)	confirms to the Company and Jefferies in accordance with the Closing Timetable and in any event by no later than 5:00 p.m. (London time) on the day before the intended Announcement Date:

(i)

the number of Ordinary Shares that have been validly tendered under the Tender Offer at the Tender Price (including, without limitation, calculating the total number of Ordinary Shares represented by holders of ADSs that have been validly tendered); and

(ii)	the aggregate cash consideration to be paid to Shareholders pursuant to the Tender Offer;

(b)

confirms to the Company and Jefferies that it holds (i) all of the uncertificated Tendered Shares in its escrow account, and (ii) all of the share certificates relating to the certificated Tendered Shares, in each case by no later than 5:00 p.m. (London time) on the day before the Announcement Date; and

(c)

instructs the transfer of the Tendered Shares to Jefferies on a delivery versus payment basis as soon as possible following the Announcement Time such that Jefferies is registered within CREST as the holder of the Tendered Shares prior to 10:30 a.m. (London time) on the Announcement Date.

4.3

The Company shall procure that Citibank, N.A. as depositary (the Depositary) under the Deposit Agreement entered into on 11 November 2020 between the Company, the Depositary and the ADS holders from time to time (the Depositary Agreement) shall:

(a)

confirm to the Receiving Agent the number of Ordinary Shares represented by ADSs validly tendered under the Tender Offer by not later than 7:00 p.m. (NYC time) on the ADS Closing Date (the Relevant Ordinary Shares);

(b)	give the appropriate SWIFT instruction to the Depositary’s custodian to transfer the Relevant Ordinary Shares to an escrow balance by not later than 7:00 p.m. (NYC time) on the ADS Closing Date; and

(c)

procure that the Depositary’s custodian transfers the Relevant Ordinary Shares to an escrow balance of the Receiving Agent in CREST by not later than 1:00 p.m. (London time) on the Ordinary Share Closing Date.

4.4

At Completion: (a) Jefferies shall (as principal) sell the Tendered Shares by way of a market purchase (within the meaning of Section 693 of the Companies Act 2006) as an “on exchange” trade in accordance with and subject to the rules of the London Stock Exchange, and with such right, interest and title which Jefferies acquires in the Tendered Shares pursuant to the Tender Offer; and (b) the Company shall purchase such shares in consideration of the payment by the Company of an amount per Tendered Share that is equal to the Tender Price, in accordance with clause 4.7 below.

4.5	The Company will pay Jefferies on an after-tax basis against any and all Transfer Taxes, together with any related interest, fines or penalties, attributable to, or arising in consequence of:

(a)	the grant of the Put Option and/or the Call Option;

(b)	the acquisition of (or agreement to acquire) Tendered Shares by the Company pursuant to, or on the exercise of, the Put Option or the Call Option (as applicable); and

(c)

provided there has been no breach of clause 8.4(d) of this agreement, any and all Transfer Taxes payable by Jefferies as a result of or in connection with Jefferies’ acquisition of the Tendered Shares from Shareholders (excluding any interest, penalties or other damages or charges attributable to any unreasonable delay on the part of Jefferies in paying any such Transfer Taxes).

4.6

By not later than 5:00 p.m. (London time) on the Funds Date, subject to the Tender Offer not having already been terminated or withdrawn in accordance with the Tender Conditions, the Company shall pay to Jefferies, on the terms and conditions of this agreement, an amount equal to the maximum aggregate amount to be paid by Jefferies for the Tendered Shares at Completion, being an amount equal to US$100 million or such other amount as may be agreed between the parties (the Maximum Amount) so that such sum is received in cleared funds by Jefferies in accordance with the Closing Timetable.

4.7	the Maximum Amount shall be held by Jefferies:

(a)

in an interest bearing segregated client account of Jefferies (to the extent that client accounts held by Jefferies are interest bearing), the details of which are to be notified to the Company by email to Charles Sherwood (charles.sherwood@puretechhealth.com) and Robert Lyne (robert.lyne@puretechhealth.com) (by Jefferies, prior to the transfer of the Maximum Amount under clause 4.7 above) in the name of the Company (the Account); and

(b)	as trustee on trust for the Company.

4.8

On and from the date of deposit of the Maximum Amount in the Account, Jefferies will be obliged to account to the Company for all interest (at the prevailing rate applicable to such Account or the Own Account, as applicable) accrued on the amount in the Account or the Own Account (as applicable) from time to time.

4.9

By no later than 6:59 a.m. (London time) on the Announcement Date (the Funds Release Time), whether or not a notification is received by Jefferies from the Company to this effect in accordance with the Closing Timetable, Jefferies will cease to hold the Maximum Amount or, if lower, the amount required for Jefferies to satisfy in full its obligation to acquire the Tendered Shares pursuant to the Tender Offer, calculated in accordance with clause 4 (the Tender Offer Amount) on the terms of the trust referred to in clause 4.8(b) above and will be entitled, subject to the terms of this agreement, to transfer the Tender Offer Amount from the Account to an account at Jefferies (for its own benefit) (the Own Account).

4.10	From the Funds Release Time until the Announcement Time, Jefferies will not:

(a)	create or have outstanding any security interest over all or any part of its interest in the Account or the Own Account;

(b)	transfer, assign or otherwise dispose of all or any part of its interest in the Account or the Own Account; or

(c)	withdraw any of the monies from the Own Account without the prior written consent of the Company.

4.11	Jefferies will:

(a)

prior to 10:30 a.m. (London time) on the Announcement Date pay the Tender Offer Amount to such bank account(s) as may be specified by the Receiving Agent directing that such amount be used to settle the payment of the consideration for the purchase of the Tendered Shares by Jefferies in accordance with paragraph 2.5 of the Tender Conditions, and the receipt of the Tender Offer Amount by the Receiving Agent will discharge fully any obligation of Jefferies to pay the consideration for such purchase of the Tendered Shares; and

(b)

subject to Completion occurring in accordance with the terms of this agreement and where the Maximum Amount exceeds the Tender Offer Amount, pay such excess, together with any interest payable thereon (as provided for above (if any)) to such bank account as may be specified by the Company as soon as reasonably practicable and in any event within two Business Days following Completion.

4.12

If the Tender Offer does not become unconditional in accordance with the Tender Conditions, or neither the Put Option nor the Call Option have been exercised, Jefferies will within two Business Days of the Tender Offer being terminated in accordance with the Tender Conditions, pay the Maximum Amount, together with any interest payable thereon (as provided for above), to such bank account as may be specified by the Company.

4.13	From the Funds Date until Completion, the Company shall not:

(a)	create or have outstanding any security interest over all or any part of the Company’s interest in the Account;

(b)	transfer, assign or otherwise dispose of all or any part of the Company’s interest in the Account;

(c)	withdraw any of the Company’s monies from the Account without the prior written consent of Jefferies.

4.14

Following Jefferies ceasing to hold the Maximum Amount or, if lower, the Tender Offer Amount, at the Funds Release Time in accordance with clauses 4.8 and 4.10 above, the Company shall promptly do whatever Jefferies requires, acting reasonably, to facilitate the exercise of Jefferies’ rights in respect of the Maximum Amount or, if lower, the Tender Offer Amount, held in the Account (and Jefferies shall acquire full legal and beneficial title to any amount as represents the Tender Offer Amount).

4.15	The Tender Offer Amount shall not be affected in any way by:

(a)	any time, indulgence, concession or waiver (other than in writing) given to the Company or any other person, whether by Jefferies or any other person; or

(b)	the winding-up or liquidation of the Company or any other person, or any step being taken for any such winding-up or liquidation.

5.	Pricing

Each Tendered Share acquired by the Company from Jefferies on exercise of the Put Option or Call Option shall be at a price per Tendered Share which is equal to the Tender Price.

6.	US Broker-Dealer Affiliate

The Company hereby consents to Jefferies’ use of its US affiliate, Jefferies LLC, as US broker-dealer in connection with the Tender Offer as made to all holders of ADSs and Ordinary Shares in the United States (the US Offer). Jefferies agrees to procure that Jefferies LLC shall act as US broker-dealer in connection with the US Offer on behalf of Jefferies as purchaser and no relationship between the Company and Jefferies LLC shall be deemed to be created as a result of such procurement. The Company agrees that Jefferies LLC will have no responsibility with respect to the Tender Offer as made to holders outside of the United States or to purchase any Tendered Shares itself. Jefferies shall be responsible for any breach of this agreement by Jefferies that arises from any act or omission by Jefferies LLC.

7.	Tender Offer Materials

7.1	The Company agrees:

(a)

to furnish Jefferies with as many copies as Jefferies may reasonably request of the Circular, the Tender Form, the Letter of Transmittal, the Schedule TO, any amendments or supplements thereto, and any other documents, materials, or filings whatsoever relating to the Tender Offer (collectively, as amended or supplemented from time to time, Tender Offer Materials) to be used by the Company in connection with the Tender Offer (whether in the United States or outside the United States); and

(b)

that, prior to using the Tender Offer Materials, it will submit copies of such materials to Jefferies (which will forward copies of such materials to Jefferies LLC to the extent that it deems necessary) and will give reasonable consideration to Jefferies’s and/or Jefferies LLC’s comments, if any, thereon.

7.2	In the event that, in breach of its obligations pursuant to clause 7.1, the Company uses or permits the use of any Tender Offer Materials which:

(a)	have not been submitted to Jefferies for comments; or

(b)

have been so submitted and with respect to which Jefferies and Jefferies LLC have made comments (acting in good faith), but which comments have not resulted in a response reasonably satisfactory to Jefferies to reflect Jefferies’s or Jefferies LLC’s comments, then Jefferies and Jefferies LLC shall be entitled to withdraw from their role in connection with the Tender Offer and the US Offer, respectively, without any liability or penalty to Jefferies or to any other person and without loss of any right to the payment of all expenses payable hereunder or under the Engagement Letter which have accrued to the date of such withdrawal.

8.	Warranties and Undertakings

8.1	The Company represents, warrants and undertakes to Jefferies that:

(a)	the Company is duly incorporated and validly existing under the laws of England and Wales;

(b)

each Group Company involved in, or otherwise relevant to the implementation of, the Tender Offer has carried on and is carrying on its business and operations in each jurisdiction in which it operates in accordance with all applicable laws, regulations and bye-laws in all respects which could reasonably be expected to be material to the Company or the Group taken as a whole or in the context of the Tender Offer and/or the consummation of the transactions contemplated by this agreement and the Tender Offer Materials;

(c)

it has, and will have at the Unconditional Time, sufficient distributable reserves (in accordance with section 705 of the Companies Act 2006) to satisfy the purchase in full by it of the Tendered Shares pursuant to this agreement;

(d)

all consents, corporate authorities and approvals required by the Company to enter into and perform its obligations under this agreement and to implement the Tender Offer, the acquisition of the Tendered Shares pursuant to the Tender Offer and all other actions contemplated by the Tender Offer Materials have been obtained or, in the case of the passing of the Resolution, will be obtained prior to the Unconditional Time and the Company has the requisite power to execute, deliver and perform its obligations under this agreement and the Tender Offer;

(e)

the purchase of the Tendered Shares pursuant to the Tender Offer, and the execution and delivery of this agreement and the consummation of the transactions contemplated by this agreement and the Tender Offer Materials:

(i)

will each comply with all applicable requirements of law, including any applicable regulation of any governmental agency, authority, or instrumentality (Applicable Law and Regulation), and no consent, authorisation, approval, order, exemption, or other action of, or filing with, any governmental agency, authority or instrumentality of the United Kingdom or any jurisdiction therein, the United States or any jurisdiction therein or any other jurisdiction is required in connection with the Tender Offer or the consummation by the Company of the transactions contemplated herein or in the Tender Offer Materials, other than any such filings that have been made and remain effective and any such filings as are required to be made following Completion with H.M. Revenue & Customs, the Financial Conduct Authority, Companies House and the US Securities and Exchange Commission or under US State Securities or “Blue Sky” laws;

(ii)

will not conflict with, result in a breach of, or constitute a default under, or result in the imposition of any material lien, charge or encumbrance upon any assets of the Company pursuant to, the articles of association of the Company (or other similar instruments governing their activities), or any material loan or credit agreement, indenture, mortgage, note or other agreement or instrument affecting the Company or to which the Company or any other Group Company is a party or by which any of them or any of their respective properties or assets is or may be bound; or

(iii)

violate any material order, judgment or decree of any court or government agency, authority or instrumentality of the United Kingdom, or any jurisdiction therein, the United States or any jurisdiction therein or any other relevant jurisdiction;

(f)

the Tender Offer Materials each comply, in all material respects, with all Applicable Law and Regulation (including the Companies Act 2006, the Financial Services and Markets Act 2000, the Listing Rules, the rules and regulations of the London Stock Exchange and the rules, policies and procedures laid down by CREST) and the manner in which the Tender Offer Materials are to be published, distributed and/or advertised does not breach any Applicable Law and Regulation of any relevant jurisdiction;

(g)

there is no actual or, so far as the Company is aware (having made due and careful enquiry), threatened claim, litigation, action, proceeding, challenge, enquiry, censure, order, penalty, investigation or application before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, which could reasonably be expected to be material in the context of the Tender Offer and/or the consummation of the transactions contemplated by this agreement and the Tender Offer Materials;

(h)

the contents of the Tender Offer Materials, as amended or supplemented from time to time, and the contents of all RIS announcements released in connection with the Tender Offer are true and accurate in all material respects and not misleading (by omission or otherwise), and all expressions of opinion, intention and expectation contained therein are fair and reasonably and honestly held and have been made on reasonable grounds after due and careful consideration;

(i)

the Tender Offer Materials, as amended or supplemented from time to time, and all RIS announcements released in connection with the Tender Offer do not and will not on or immediately prior to Completion contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading;

(j)

save as fairly disclosed in the Circular or in the Company’s announcements made on any RIS, the Company has no knowledge of any fact or information concerning the Company or any other Group Company, or the operations, assets, condition, financial or otherwise, or prospects of the Company or any other Group Company, which is:

(i)

“inside information” within the meaning of Article 7 of the UK version of Market Abuse Regulation (EU) 596/2014 as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018 (as amended); and/or

(ii)	required by Applicable Law and Regulation to be made generally available to the public,

and which has not been, or is not being, or will not prior to the Unconditional Time be, made generally available to the public through the Tender Offer Materials or otherwise;

(k)

when the written notice from the Company referred to in clause 9.1 is delivered pursuant to the terms of this agreement, it will have been duly authorised, executed and delivered by the Company and will be a valid and binding agreement of the Company, enforceable in accordance with its terms and conditions;

(l)

the Company has complied, and will continue to comply, in all material respects, with the applicable sections of the Exchange Act and the applicable rules and regulations thereunder, including, without limitation, to the extent applicable, Sections 10, 13 and 14 of the Exchange Act and Rules 10b-5 and 13e-4 and Regulation 14E thereunder;

(m)	the Tender Offer is eligible for the Tier II relief provided by Rule 13e-4(i) and Rule 14d-1(d) under the Exchange Act; and

(n)

each of this agreement, the Tender Agency Agreement and the Engagement Letter has been duly authorised, executed and delivered by the Company and constitutes legal, valid and binding obligations of the Company enforceable in accordance with its terms and subject to its conditions,

(each a Company Warranty).

8.2	Each Company Warranty:

(a)

is separate and independent of each other Company Warranty and shall not be limited or restricted by reference to or inference from the terms of any other Company Warranty or any other provision in this agreement; and

(b)

is given on the date of this agreement and shall be deemed repeated immediately prior to publication of the Circular and immediately prior to Completion and shall remain in full force and effect notwithstanding Completion.

8.3	The Company undertakes that:

(a)	it will comply with the Tender Conditions;

(b)	the Tender Offer will be effected so as to comply with all Applicable Law and Regulation;

(c)	it will comply with its obligations under the Depositary Agreement and the Tender Agency Agreement;

(d)

it will not amend, waive or vary any of the Tender Conditions (to the extent such Tender Conditions can be so amended, waived or varied) or grant any third party indulgence in respect of those Tender Conditions without prior consultation with Jefferies;

(e)

it will not amend, terminate or vary the Tender Agency Agreement (or any notice, letter or document referred to therein) in any material respect, or give any waiver in respect of any obligation of the Exchange Agent under the Tender Agency Agreement or grant any time for performance or completion of any such obligation, in each case without the prior written consent of Jefferies (such consent not to be unreasonably withheld or delayed);

(f)

it will not amend, terminate or vary the Depositary Agreement (or any notice, letter or document referred to therein) in any respect, or give any waiver in respect of any obligation of the Depositary or the holders of ADSs under the Deposit Agreement or grant any time for performance or completion of any such obligation or enter into any other agreement with the Depositary, in any such case that is or may be material to the Tender Offer, in each case without the prior written consent of Jefferies (such consent not to be unreasonably withheld or delayed);

(g)

on or around the date of publication of the Circular, it will have delivered to Jefferies and Jefferies LLC opinions of Latham & Watkins LLP as to matters of US law in the form agreed between Jefferies and the Company; and

(h)	as consideration for Jefferies entering into this agreement and making the Tender Offer, it will pay:

(i)

to Jefferies the fees and expenses of Jefferies in accordance with the Engagement Letter or as otherwise agreed between Jefferies and the Company, so that such sum is received within 5 Business Days of Completion; and

(ii)

all other fees and expenses relating to the preparation, printing, posting and publishing of the Tender Offer Materials or otherwise incurred in connection with the Tender Offer, including those of any registrar, depositary, soliciting agent, receiving agent, legal counsel or other person rendering services to the Company or holders of ADSs in connection therewith, in each case together with any VAT chargeable on such fees and expenses (or on the supplies for which such fees and expenses represent the consideration) (and Jefferies shall produce a valid VAT invoice in respect of any such VAT) and provided that Jefferies agrees that it shall not be entitled to recover more than once in respect of the same fees and expenses, whether under this agreement, the Engagement Letter or otherwise;

(i)	it will promptly notify Jefferies of:

(i)

any fact, matter or circumstance of which it becomes aware which causes, or could reasonably be expected to cause, any Company Warranty to be untrue or inaccurate in any material respect or misleading in any respect at any time (by reference to the facts and circumstances existing at that time) prior to Completion and/or when made;

(ii)	any breach of any of the Tender Conditions;

(iii)	any breach of its obligations under this agreement;

(iv)	the occurrence of any event which may cause the Company not to proceed with the Tender Offer;

(v)	any proposal or requirement to make, amend, or supplement any Tender Offer Materials;

(vi)

the issuance of any comment or order or the taking of any other action by any regulatory authority (including, without limitation, the Financial Conduct Authority and the US Securities and Exchange Commission) concerning the Tender Offer (and, if in writing, will furnish Jefferies a copy thereof); and

(vii)

any other information relating to the Tender Offer which Jefferies may from time to time reasonably request, including without limitation any discussions with Shareholders in relation to their potential participation in the Tender Offer and any irrevocable undertakings entered into in connection with the same.

8.4	Jefferies hereby warrants and undertakes to the Company that:

(a)	it is duly incorporated and validly existing under the laws of England and Wales;

(b)

all consents, corporate authorities and approvals required by Jefferies to enter into and perform its obligations under this agreement and to implement the Tender Offer have been obtained and Jefferies has the requisite power to execute, deliver and perform its obligations under this agreement and the Tender Offer;

(c)

this agreement has been duly authorised, executed and delivered by Jefferies and constitutes legal, valid and binding obligations of Jefferies enforceable in accordance with its terms and subject to its conditions;

(d)	subject to compliance with Applicable Law and Regulation, it shall comply with the Tender Conditions as applicable to it;

(e)	on the date of this agreement it is, and from and including the date of this agreement until and including immediately following Completion it shall be:

(i)	a member firm of the London Stock Exchange; and

(ii)

an intermediary and recognised as such by that market in accordance with arrangements approved by the Commissioners for H.M. Revenue & Customs for the purposes of sections 80A and 88A of the Finance Act 1986, provided that there shall be no breach of this clause 8.4(d)(ii) if Jefferies ceases to be recognised as an intermediary by that market as a result of a change in law or published practice of any Tax Authority after the date of this agreement (unless such change was announced prior to the date of this agreement),

(each, a Jefferies Warranty).

Any term used in this clause 8.4 shall be interpreted in accordance with the meaning which such term bears in section 80A or 88A of the Finance Act 1986 (as appropriate).

8.5	Jefferies undertakes to promptly notify the Company if it becomes aware that it no longer meets the conditions set out in clause 8.4(d) for whatever reason at any time prior to the Unconditional Time.

9.	Termination Notice or Notice to Proceed

9.1

As promptly as practicable after 1:00 p.m. (London time) on the Unconditional Date and in any event prior to 5:00 p.m. (London time) on the Unconditional Date, the Company shall give written notice to Jefferies in the form attached as Schedule 3 to this agreement that, in its reasonable opinion, either:

(a)	one or more of the Tender Conditions has or have not been satisfied (or waived, where applicable); or

(b)	the Tender Conditions have been satisfied (or validly waived, as applicable) and that the Company has complied with its obligations and is not in breach of any of the Company Warranties.

9.2	Subject to clause 9.3, on receipt of notice pursuant to clause 9.1:

(a)	if the notice is served in the terms set out in clause 9.1(a), the Tender Offer will lapse in accordance with paragraph 2.1 of Part V of the Circular; or

(b)	if the notice is served in the terms set out in clause 9.1(b), Jefferies shall proceed with the purchase of the Tendered Shares under the Tender Offer.

9.3

Whether or not the Company has served a notice of the type referred to in clause 9.1, if, before 1:00 p.m. (London time) on the Unconditional Date, Jefferies considers (acting reasonably and in good faith) that the condition set out at paragraph 2.1(C) of the Tender Conditions has not been satisfied, it shall give notice to the Company that it does not intend to waive the condition set out at paragraph 2.1(C) of the Tender Conditions (and in the absence of such notification, the Company shall be entitled to assume that the condition set out at paragraph 2.1(C) of the Tender Conditions has been satisfied).

9.4

A termination notice may be served by one of the methods prescribed by clause 10. Alternatively, at Jefferies’s option, service may be effected by a director or duly authorised employee of Jefferies reading the text of the termination notice to any director of the Company over the telephone, whether or not that director is then on any premises of the Company. If service of a termination notice is effected over the telephone, Jefferies shall, as soon as reasonably practicable and, in any event, within 12 hours, deliver or send to the Company by one of the methods prescribed by clause 10 a notice which:

(a)	states that service of a termination notice has been effected by telephone at a certain time on a certain date;

(b)	specifies the names of the relevant director or authorised employee of Jefferies and that director; and

(c)	sets out the text which was read over the telephone.

9.5	Following service of a notice pursuant to clause 9.3 or 9.4, the Tender Offer shall lapse in accordance with paragraph 2.1 of Part V of the Circular.

9.6	Following the Unconditional Time, neither the Company nor Jefferies shall have the right to rescind or otherwise terminate this agreement.

10.	Notices

10.1

Any communication to be given in connection with the matters contemplated by this agreement shall except where expressly provided otherwise be in writing and shall either be delivered by (i) hand or same day courier or (ii) email. Delivery by courier shall be regarded as delivery by hand. Such communication shall be sent to the address of the relevant party referred to in this agreement or to such other address as may previously have been notified to the sending party in accordance with this agreement.

10.2	Each communication shall be marked for the attention of the relevant person as follows:

PureTech Health plc

Address:	PureTech Health plc C/O TMF Group 13th Floor One Angel Court London EC2R 7HJ

Attention:	Mr Charles Sherwood

Email:	charles.sherwood@puretechhealth.com

Jefferies International Limited

Address:	Jefferies International Limited 100 Bishopsgate London EC2N 4JL

Attention:	IB Legal

Email:	IB_LN_Legal@jefferies.com

10.3	A communication shall be deemed to have been served:

(a)	if delivered by hand or same day courier at the address referred to above, at the time of delivery; and

(b)	if delivered by email, when sent (provided the sender does not within one hour of sending receive a message stating that the email was undeliverable).

10.4

If a communication would otherwise be deemed to have been delivered outside normal business hours (being 9:30 a.m. to 5:30 p.m. (London time) on a Business Day) under the preceding provisions of this clause, it shall be deemed to have been delivered at the next opening of such normal business hours.

10.5

In proving service of the communication, it shall be sufficient to show that delivery by hand was made or that the envelope containing the communication was properly addressed and couriered or that the email was properly addressed and despatched (as the case may be).

11.	General

11.1

Each party agrees that, on being requested in writing by the other party so to do, it shall forthwith execute and sign all such deeds and documents and do all such things as may be reasonably necessary in order to give effect to the terms of this agreement.

11.2

This agreement shall not create a relationship of agency, fiduciary or advisory between Jefferies or Jefferies LLC and the Company and neither Jefferies nor Jefferies LLC shall hold itself out to any vendor of Tendered Shares or to any other person as being the agent of the Company. The Company confirms that, in Jefferies acquiring Tendered Shares pursuant to valid tenders made in the Tender Offer and in selling Tendered Shares to the Company on exercise of the Put Option or the Call Option (as applicable), Jefferies is and will be, in each case, acting as principal (and not as agent, nominee or trustee).

11.3

This agreement and the Engagement Letter constitute the entire and only legally binding agreement between the parties relating to the subject matter of this agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and each party hereto acknowledges that it has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it.

11.4

The times and dates set out in the Circular and this agreement are subject to such revision as may be agreed between the parties in writing. The parties agree that any such amendments will be notified to the Shareholders by announcement through a RIS and, if required, an amendment to the Schedule TO.

11.5	No variation of this agreement shall be effective unless made in writing signed by or on behalf of each party and expressed to be such a variation.

11.6

No breach of any provision of this agreement shall be waived or discharged except with the express written consent of each of the Company and Jefferies, provided that a breach of any provision which is included in this agreement exclusively for the benefit of the Company may, if the Company so determines (in its absolute and unfettered discretion), be waived or discharged unilaterally by the Company and provided that a breach of any provision which is included in this agreement exclusively for the benefit of Jefferies or Jefferies LLC may, if Jefferies so determines (in its absolute and unfettered discretion), be waived or discharged unilaterally by Jefferies. No failure or delay by the Company or Jefferies to exercise any of its rights under this agreement shall operate as a waiver thereof and no single or partial exercise of any such right shall prevent any other or further exercise of that or any other right.

11.7

The Engagement Letter shall remain in full force and effect (including, without limitation, the provisions relating to the payment of Jefferies’ fees and the indemnities for the benefit of Jefferies) but to the extent that there is a conflict between the relevant terms of the Engagement Letter and this agreement, the terms of this agreement shall prevail.

11.8	This agreement may be executed in any number of counterparts and execution by each of the parties of any one of such counterparts will constitute due execution of this agreement.

11.9

This agreement shall be governed by and construed in accordance with English law and the parties irrevocably submit to the exclusive jurisdiction of the courts of England and Wales in respect of any claim, dispute or difference arising out of or in connection with this agreement. However, Jefferies shall retain the right to join or counterclaim against the Company in any proceeding to which Jefferies LLC or any other person or entity expressed to have the benefit of the indemnity in the Engagement Letter is or will be enjoined or made a party in any other court in any other jurisdiction relating to the Tender Offer, the Tender Offer Materials or the Ordinary Shares (including, without prejudice to the generality of the foregoing, the making of the Tender Offer or the tender and purchase of the Ordinary Shares), including, without prejudice to the generality of the foregoing, in any court of competent jurisdiction in the United States.

11.10

Save for affiliates of Jefferies, including (without limitation) Jefferies LLC who has been afforded a benefit under this agreement, a person who is not a party to this agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement.

11.11	Save as otherwise set out in this agreement, neither party may terminate or rescind this agreement for any reason whatsoever.

11.12	All warranties and undertakings contained in this agreement shall, save where otherwise expressly provided for in this agreement, remain in full force and effect notwithstanding Completion.

11.13	Neither party may at any time assign all or any part of the benefit of, or its rights or benefits under, this agreement without the prior written consent of the other party.

IN WITNESS whereof this agreement has been executed on the date first stated above.

Schedule 1

Put Option Exercise Notice

From:	Jefferies International Limited
100 Bishopsgate
London
EC2N 4JL

To:	PureTech Health plc
C/O TMF Group
13th Floor
One Angel Court
London
EC2R 7HJ

Attention: Charles Sherwood

Option Agreement - Put Option Exercise Notice

We refer to the option agreement dated 20 May 2024 between Jefferies and the Company (the Option Agreement) and the letter from the Company to Jefferies given pursuant to clause 9.1 of the Option Agreement. Terms used in this notice shall have the meanings given in the Option Agreement, unless the context otherwise requires.

You have informed us that, in your reasonable opinion, the Tender Conditions set out in paragraph 2.1 of Part V of the Circular have been satisfied (or waived, where applicable) and that the Company has complied with its obligations and is not in breach of any of the Company Warranties (by reference to the facts and circumstances existing at this time).

In reliance on this statement and the representations and warranties set out in the Option Agreement, we hereby exercise the Put Option in respect of all of the Tendered Shares.

Yours faithfully

[Name and title]

For and on behalf of
Jefferies International Limited

Schedule 2

Call Option Exercise Notice

From:	PureTech Health plc
C/O TMF Group
13th Floor
One Angel Court
London
EC2R 7HJ

To:	Jefferies International Limited
100 Bishopsgate
London
EC2N 4JL

Attention: IB Legal

Option Agreement – Call Option Exercise Notice

We refer to the option agreement dated 20 May 2024 between Jefferies and the Company (the Option Agreement) and the letter from the Company to Jefferies given pursuant to clause 9.1 of the Option Agreement. Terms used in this notice shall have the meanings given in the Option Agreement, unless the context otherwise requires.

We have informed you that the Tender Conditions set out in paragraph 2.1 of Part V of the Circular have been satisfied (or waived, where applicable) and that the Company has complied with its obligations and is not in breach of any of the Company Warranties (by reference to the facts and circumstances existing at this time).

Following the expiry of the Put Option Period, we hereby exercise the Call Option in respect of all of the Tendered Shares.

Yours faithfully

Charles Sherwood
Company Secretary

For and on behalf of
PureTech Health plc

Schedule 3

Clause 9.1 Letter

From:	PureTech Health plc
C/O TMF Group
13th Floor
One Angel Court
London
EC2R 7HJ

To:	Jefferies International Limited
100 Bishopsgate
London
EC2N 4JL

Attention: IB Legal

Option Agreement – Clause 9.1 Letter

We refer to the option agreement dated 20 May 2024 between Jefferies and the Company (the Option Agreement) and the Circular. Terms used in this notice shall have the meanings given in the Option Agreement, unless the context otherwise required.

[Delete as appropriate]

EITHER

We confirm that the Tender Conditions set out in paragraph 2.1 of Part V of the Circular have been satisfied (or waived, where applicable) and that the Company has complied with its obligations and is not in breach of any of the Company Warranties (by reference to the facts and circumstances existing at this time).

OR

We hereby give notice that, in the reasonable opinion of the Directors, one or more of the Tender Conditions of the Tender Offer has or have not been satisfied (or waived, where applicable) and accordingly we do not wish Jefferies to proceed with the implementation of the Tender Offer. [Insert details]

Yours faithfully

Charles Sherwood
Company Secretary

For and on behalf of
PureTech Health plc

Signature Page

Signed by duly authorised for and on behalf of PURETECH HEALTH PLC:	Signature /s/ Bharatt Chowrira

Authorised Signatory name:	Bharatt Chowrira

Signed by duly authorised for and on behalf of JEFFERIES INTERNATIONAL LIMITED:	Signature /s/ Ed Matthews

Authorised Signatory Name:	Ed Matthews

Signature Page to Put and Call Option Agreement